FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

December 14, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is December 14, 2011. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer acquires mining claims near its Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports that its wholly-owned subsidiary, Tower Hill Mines, Inc., has completed transactions to acquire certain mining claims and related rights (the “Assets”) in the vicinity of the Issuer’s Livengood Project located near Fairbanks, Alaska. The Assets, which were purchased for aggregate consideration of US $24.5 million in cash (the “Acquisitions”), relate to land that was previously vacant or was used for placer gold mining. The Acquisitions enable the Issuer to pursue additional site facility locations and to investigate other land use opportunities including the potential for placer gold extraction in the near-term.

The Acquisitions were completed pursuant to a purchase agreement dated December 13, 2011 with various individual vendors pursuant to which the Issuer acquired certain Assets for consideration of approximately US $13.5 million plus an additional contingent payment based on the five-year average gold price (“Average Gold Price”) from the date of the Acquisitions, which contingent payment will equal US $23,148 for every dollar that the Average Gold Price exceeds US $720 per troy ounce. If the Average Gold Price is less than US $720, there will be no additional contingent payment. Effective December 13, 2011, the Issuer has also exercised its option to purchase certain mining claims currently leased by the Issuer for consideration of approximately US $11 million.

The consideration for the Acquisitions was funded by the Issuer through cash on hand. Following completion of the Acquisitions, the Issuer has sufficient working capital to meet its budget requirements through calendar year 2012.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the selection of future site facility locations, statements regarding possible future land use opportunities creating significant shareholder value, the sufficiency of working capital, the potential for any placer gold production from the acquired claims, the potential for a production decision to be made in respect of the Livengood Gold Project, the potential for the development of a mine, and any production, at the Livengood Gold Project, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable based on management’s current expectations in respect of the Assets and the Livengood Gold Project exploration activities, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the SEC,, and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

December 15, 2011